June 15, 2011

Mr. Zev Wexler, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

RE: The Gabelli Convertible and Income Securities Fund Inc.
333-174924; 811-05715

Dear Mr. Wexler:

We have reviewed the registration statement on Form N-2 for the Gabelli Convertible and Income Securities Fund Inc. (the "Fund"), filed with the Securities and Exchange Commission on May 17, 2011. We have the following comments:

Prospectus

Prospectus Summary

1. Under the heading "Investment Objectives and Policies," please elaborate on the investment strategies of the Fund. For example, please discuss the ratings and the market capitalization range of the convertible securities in which the Fund will invest. In addition, please provide a brief description of convertible securities.

2. Under the heading "Investment Objectives and Policies," please discuss the Fund's investment policy of investing in companies located in foreign countries and/or in emerging markets, if applicable. Please also include the related risk of investing in emerging markets, if applicable.

3. Under the heading "Investment Objectives and Policies," please review the Fund's disclosure to ensure that it accurately describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

4. Under the heading "Dividends and Distributions," the disclosure for Preferred Stock Distributions states, "The amount treated as a tax-free return of capital will reduce a shareholder's adjusted tax basis in his or her preferred shares, thereby increasing the shareholder's potential gain or reducing his or her potential loss on the sale of the shares." This disclosure could be confusing to investors as it appears to state that a return of capital distribution is beneficial to the shareholder. Please revise this disclosure.

5. Many investors may not fully understand a return of capital. Please clarify in the prospectus that shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit. In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

6. Because the Fund has made significant return of capital distributions to its common shareholders over the past four years, under the heading "Tax Treatment of Share Distributions," please include return of capital as an expected distribution of the Fund.

7. Under the heading "Use of Proceeds," the disclosure states, "The Fund may also use net proceeds to redeem its Series B Preferred." If it is the Fund's intention to redeem its Series B Preferred shares, please make that clear and include the amount that will be used for this purpose as well as the dividend rate of the Series B Preferred shares. In addition, in the prospectus supplement, please include a discussion of redeeming Series B Preferred shares under the heading "Use of Proceeds," as appropriate.

8. Under the heading, "Risk Factors and Special Considerations," there is disclosure concerning foreign securities risk, smaller companies, investment companies, and interest rate transactions. However, these investments are not included in the investment objectives and policies section of the prospectus summary. Please explain.

9. Under the heading, "Leverage Risk," the disclosure states, "[T]he Fund would pay (and the holders of common shares will bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares, including any additional advisory fees on the incremental assets attributable to such preferred shares." Because notes are also part of this offering, please disclose that the holders of the common shares will bear all costs and expenses relating to the issuance and

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ongoing maintenance of notes, including any additional advisory fees on the incremental assets attributable to such notes, if applicable.

10. Under the heading, "Management and Fees," the disclosure states that the adviser is "compensated for its services and its related expenses at an annual rate of 1.00% of the Fund's average daily net assets." This disclosure differs from the disclosure in the fee table which states that "The Investment Adviser's fee is 1.00% annually of the Fund's average weekly net assets, plus assets attributable to any outstanding senior securities, with no deduction for the liquidation preference of any outstanding preferred stock." Please correct the apparent inconsistency in disclosure and disclose that the advisory fee will also be based on the additional assets attributable to the notes issued by the Fund, if appropriate.

Summary of Fund Expenses

11. Please remove the line item "Total annual fund operating expenses and dividends on preferred stock" from the fee table.

12. The numbers in the fee table do not agree with the Financial Highlights. Please explain the difference.

13. Please review the calculation for the expense example. Using the numbers provided in the fee table, the expenses for the one-, three-, five-, and ten-year periods do not agree to the numbers provided.

Financial Highlights

14. Please change the wording for the line item under the heading "Distributions to Common Shareholders" from "Paid-in capital" to "Return of capital."

Preferred Shares

15. Please provide a description of the Series B Preferred Shares including the dividend rate, liquidation preference, and the terms of the redemption and call provisions, if any.

Prospectus Supplements

16. The prospectus and prospectus supplement indicate that the Fund may issue auction rate preferred shares. The prospectus states that since 2008, the auctions for the auction rate preferred shares have failed and holders of the Fund's auction rate preferred shares who wanted to sell their shares at par through the auction process have been unable to do so. If the Fund issues auction rate shares, a description of

the significant liquidity risks for holders of Auction Rate Preferred Stock should also be prominently and clearly disclosed in the prospectus supplement.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

17. Pursuant to Section 8 of the Investment Company Act of 1940, please include the Fund's policy for borrowing money.

GENERAL

18. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

19. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

20. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

21. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, please furnish a letter acknowledging that
    - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its

full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant